[redacted]

SECURITI 09041827 SSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/08** (MM/DD/YY) AND ENDING **03/31/09** (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: **MACQUARIE CAPITAL (USA) INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 W. 55th Street
(No. and Street)

New York (City) **NY** (State) **10019** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Papatsos **212-231-1570**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) **New York** (City) **NY** (State) **10017** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John Papatsos**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Macquarie Capital (USA) Inc.**, as of **March 31**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any party, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FWOP
Title

Notary Public
02KE6124107

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Chang es in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Macquarie Capital (USA) Inc.

Statement of Financial Condition
March 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Capital (USA) Inc. (the "Company") at March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 29, 2009

MACQUARIE CAPITAL (USA) INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

ASSETS	
Cash and cash equivalents	$ 347,207,386
Cash segregated under federal regulations	6,499,985
Receivable from broker-dealers and clearing organizations	30,423,826
Receivable from customers	29,270,736
Securities owned, at fair value (cost of $1,345,287)	586,750
Securities borrowed	430,538,957
Securities received as collateral ($460,250 pledged)	460,250
Fees receivable (net of allowance for doubtful accounts of $1,191,547)	3,593,870
Receivable from affiliates	154,672,281
Deferred tax asset	23,911,698
Other assets	3,346,305
TOTAL ASSETS	$ 1,030,512,044
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to broker-dealers and clearing organizations	$ 29,270,736
Payable to customers	22,947,281
Securities loaned	440,561,879
Obligation to return securities received as collateral	460,250
Payable to parent and affiliates	212,256,453
Accrued expenses	6,222,158
Other liabilities	1,050,270
Total liabilities	712,769,027
Commitments and contingencies (Note 12)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value; 1,000,000 shares authorized; 156,386 shares issues and outstanding	1,564
Additional paid-in capital	330,456,468
Accumulated deficit	(12,715,015)
Total stockholder's equity	317,743,017
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,030,512,044

See accompanying notes to statement of financial condition.

1. ORGANIZATION

Macquarie Capital (USA) Inc. (the "Company") is a Delaware Corporation that is a wholly owned subsidiary of Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company acts as a broker of Australian and Asian securities and to a lesser extent U.S. securities, GDRs and emerging market bonds. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. The Company also has a securities borrowing and lending business focused primarily with and on behalf of Macquarie Bank Limited ("MBL") and to a lesser extent with external counterparties. The Company provides arranging and advisory services on mergers and acquisitions and project finance transactions with MGL and its affiliates as well as independent third parties.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments not held for resale with original maturities of three months or less. Substantially all the Company's cash and cash equivalents were held at two major U.S. commercial banks.

The cash deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). Cash on deposits with financial institutions may, at times, exceed federal insurance limits.

Securities Borrowing and Lending – The Company conducts securities borrowing and lending activities with MBL and external counterparties in order to earn residual interest rate spreads. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under substantially all agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The Company monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate.

Income Taxes – The Company is included in the consolidated federal and where applicable, the combined state and local income tax returns filed by the Parent. Where the Parent does not file a consolidated state and local income tax return, the Company will file on a standalone basis. Income taxes are provided for under the provisions of Statement of Financial Accounting Standards, "Accounting for Income Taxes" ("SFAS 109"). The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets in accordance with SFAS 109. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's deferred tax assets are presented in the statement of financial condition.

The Company has adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), as of April 1, 2008. FIN 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, while income statement items are translated at the spot exchange rate at the time of the transaction. Gains or losses resulting from foreign currency transactions are included in net income.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments –SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurement" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Under SFAS 157, fair value measurements are not adjusted for transaction costs. In addition, SFAS 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. SFAS 157 applies to the Company beginning April 1, 2008. The adoption of SFAS 157 did not have a material impact on the Company's

financial statements.

SFAS 157 establishes fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Company's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include listed equity securities. Such instruments are generally classified within level 1 of the fair value hierarchy.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include listed equity securities. Such instruments are generally classified within level 2.

In 2009, the Company did not hold cash instruments or derivative financial instruments that trade infrequently and therefore have little or no price transparency, and that should be classified within level 3 of the fair value hierarchy.

The following table summarizes securities owned, at fair value, within the fair value hierarchy levels.

Assets at Fair Value at March 31, 2009

	Level 1	Level 2	Level 3	Total
Equity securities, at fair value	-	$586,750	-	$586,750

3. CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at March 31, 2009, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 22,947,281	$ 29,270,736
Receivable from clearing organizations	7,476,545	-
	$ 30,423,826	$ 29,270,736

5. RECEIVABLE AND PAYABLE TO CUSTOMERS

The Company's affiliates effect transactions in securities with or for U.S. investors through the Company. To allow these affiliates exemption from the Securities Exchange Act of 1934 (the "Act"), the Company, among other things, is responsible for receiving, delivering, and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 under the Act. As such, the Company records receivables and payables to customers for failed-to-receive and failed-to-deliver transactions that were introduced to these affiliates.

6. SECURITIES FINANCING TRANSACTIONS

The Company enters into securities borrowing and lending transactions in order to earn residual interest rate spreads. The Company is permitted to sell or repledge the securities received. At March 31, 2009, the fair value of the securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $460,250, substantially all of which has been repledged.

7. SECURITIES OWNED

Securities owned consist of US equities, foreign equities and warrants totaling $586,750.

8. BONUS RETENTION

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For non-Executive Directors of the Company the deferred amount plus interest is paid to the employee in the following second, third, and fourth years, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests in the following sixth to tenth years, subject to the employee's continued service to the Company. Such deferred amount is notionally invested among others in Macquarie Funds and the capital gains of the portfolio are paid as additional compensation each year at the discretion of MGL's Executive Committee.

Subject to MGL shareholder approval at the July 2009 Annual General Meeting, changes will be made to remuneration agreements affecting current as well as future financial years. The retention and deferral of an employee's bonus will be based on fully paid ordinary Macquarie shares. For non-Executive Directors of the Company the same vesting and payment rules will apply. For Executive Directors of the Company, the deferred amount will vest in the following third to seventh years.

For the year, $9,958,846 of bonus was deferred. Amounts deferred and subject to vesting at March 31, 2009 will be recorded as employee service fee expense as follows:

Year ended March 31,	
2010	$ 10,547,795
2011	7,563,760
2012	4,261,928
2013	2,512,617
2014	1,868,000
2015 and thereafter	6,094,478
	$ 32,848,578

9. EMPLOYEE BENEFIT PLANS

The Company participates in the Parent's 401(k) Plan. Contributions to the 401(k) Plan are matched, up to specific limits. Substantially all employees are eligible to participate in the plan.

10. EMPLOYEE SHARE COMPENSATION

Prior to the restructuring of MBL on November 13, 2007, MBL operated a share-based compensation plan (the "MBL Plan"), under which the Company granted options to employees. In connection with the restructuring all options issued under the MBL Plan were replaced with options in the MGL Plan. This plan ceased on restructure date and options on MBL shares were exchanged for options on MGL shares.

MGL now operates the Macquarie Group Employee Share Option Plan ("MGESOP"), which includes granting options to employees of the Company. At March 31, 2009 there were no employees of the Company who were participants in the MGESOP. The options are measured at their grant dates based on their fair value and the number expected to vest. This amount is recognized as an expense evenly over the respective vesting periods and the equity provided is treated as a capital contribution. For the year ended March 31, 2009, a compensation credit to the MGESOP totaled $578,003, which relates to terminated options under the MBL plan.

Performance hurdles attached to the options issued to Executive Directors are not taken into account when determining the fair value of the option at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest.

The fair value of each option is estimated on the date of grant using a standard option pricing technology based on the Black Scholes theory. The following key assumptions have been adopted for grants made in the current financial year:

- risk free interest rate: 6.77% (weighted average);
- expected life of options: four years;
- volatility of share price: 24%; and
- dividend yield: 3.47% per annum.

The options are issued for no consideration and are granted at prevailing market prices. Prior to November 21, 2003, the exercise price of new options granted was generally based on the weighted average market price during the month prior to acceptance of employment for new employees or during the calendar month of June in respect of options granted as a result of annual promotions and compensation reviews. From November 21, 2003 until November 25, 2004, the exercise price of new options granted was generally based on the weighted average market price during the one week period prior to the date of grant of the options. From November 26, 2004, the exercise price of new options granted is generally based on the weighted average market price during the one week up to and including the date of grant of the options.

Options granted vest as to one third of each tranche after the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on July 1 two, three and four years after the allocation of the options. Subject to the MGESOP rules and Macquarie Group's personal dealing policy, options can be exercised after the vesting period during an options exercise period up to expiry. In individual cases, such as where an employee leaves with the Company's agreement towards the end of a vesting period, the Company's Executive Committee has the power to waive the remainder of any vesting period and allow exercise of some or all of the relevant options.

11. RELATED PARTY TRANSACTIONS

Receivables from and payables to parent and affiliates arise from both the daily operations of the Company and specific transactions. At March 31, 2009 receivables from and payables to parent and affiliates were $154,672,281 and $212,256,453, respectively.

The Company provides advisory services for investment companies managed by MGL affiliates.

Non-U.S. equity securities transactions are executed and cleared through affiliated entities. The Company has formal agreements with the affiliates whereby the affiliates receive all commissions on the securities transactions and the Company receives a service fee from the affiliate in an amount equal to 115% of the costs incurred by the Company, exclusive of interest, clearing broker charges, certain reimbursed expenses and taxes and in certain cases an additional

allocation of profits from the affiliate as consideration for exclusively utilizing the execution and settlement services.

The Company conducts a match-book securities borrowing and securities lending business for which MBL is generally one of the counterparties. In cases where MBL provided cash collateral on securities loaned transactions or where the Company deposited cash with MBL on securities borrowed transactions, interest was earned or paid on the cash balances respectively. Accrued interest receivable with affiliates was $258,907 at March 31, 2009. At March 31, 2009, cash collateral received and pledged on outstanding securities loaned and securities borrowed were $392,357,122 and $45,926,709 and they are reported as components of securities loaned and securities borrowed on the statement of financial condition.

In addition to cash collateral, the Company will sometimes receive securities as collateral on securities loaned transactions. At March 31, 2009, securities of $460,250 were received from MBL.

12. COMMITMENTS AND CONTINGENCIES

The Company clears all of its U.S. securities transactions through Pershing LLC, an affiliate of the Bank of New York Mellon, Australian securities transactions through an Australian affiliate, Macquarie Capital Securities (Australia) Limited, and Asian securities transactions through a Hong Kong affiliate, Macquarie Securities Limited. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At March 31, 2009, the Company did not record a liability with regard to this right. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations. The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the statement of financial condition.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

13. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At March 31, 2009, the Company had net capital of $124,697,410 which was $123,653,050 in excess of the requirement of $1,044,360.

14. INCOME TAXES

The Company is a member of a consolidated group for U.S. federal and state income tax purposes. A formal tax sharing agreement between the Company and the Parent provides for federal and state income taxes to be determined on a separate entity basis. All current balances are settled currently with the Parent.

Deferred taxes result from temporary differences. Temporary differences primarily include net operating loss carry forward and compensation related expenses not currently deductible for tax purposes. Aggregate temporary differences of $54,952,909, including loss carry forwards of approximately $30,000,000, which are set to expire in 2029, result in a net deferred tax asset of $23,911,698.

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal taxes and is consistent with the federal tax consolidation rules. It outlines the allocation amongst the members of consolidated federal tax liabilities (where there is consolidated taxable income for an income year), or federal net operating losses (where there is a consolidated net operating loss for an income year).

Net operating loss

Taxable income members are allocated a portion of the consolidated income tax liability, while members are due amount equal to the reduction in tax liability for the consolidated group by utilizing such member's loss.

The Company has not provided for a valuation allowance against the deferred tax asset as management has determined it is more likely than not that all deferred tax assets will be realized. Given the probability of the Parent's ability to utilize net operating losses, the allocation set forth in the tax sharing agreement and the ability of other members of the U.S. consolidated group to make use of the Company's deferred tax asset created by the net operating losses (as set forth in the Internal Revenue Code and applicable regulations), the Company's allocation of the deferred tax asset should be recognized on its stand-alone financial statements for the year ended March 31, 2009.

FIN 48

Effective April 1, 2008, the Company adopted the provisions of FIN 48, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities for the year ended March 31, 2009. Interest expenses related to unrecognized tax benefits are included in income tax expense. Penalties, if any, are recognized as a component of general and administrative expenses.

As of adoption, the Company calculated potential exposure for tax, interest and penalties related to uncertain tax positions as of April 1, 2008 to be $1,348,401, primarily related to transfer pricing risk for the years ended March 31, 2007 and March 31, 2008. There was no significant change to the uncertain tax positions for the year ended March 31, 2009. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

* * * * * *